As filed with the Securities and Exchange Commission on March 11, 2014.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

SCHEDULE TO
Amendment No. 11
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

__________________________________

NATIONAL INTERSTATE CORPORATION
Name of Subject Company (issuer))

__________________________________

GREAT AMERICAN INSURANCE COMPANY
(offeror)
a wholly owned subsidiary of
AMERICAN FINANCIAL GROUP, INC.
Names of Filing Persons (other person(s))

__________________________________

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

__________________________________

63654U100
(CUSIP Number of Class of Securities)

__________________________________

Mark A. Weiss
Assistant General Counsel
American Financial Group, Inc.
301 East Fourth Street, 27th Floor
Cincinnati, Ohio 45202
Telephone: (513) 579-2520

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

__________________________________

With a copy to:
F. Mark Reuter
Keating Muething & Klekamp PLL
1 East Fourth Street, Suite 1400
Cincinnati, Ohio 45202
Telephone: (513) 579-6469

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$285,637,980.00	$36,790.18

*	Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of National Interstate Corporation, an Ohio corporation, other than Shares owned by American Financial Group, Inc. (“AFG”) and its subsidiaries, at a purchase price of $30.00 per Share, net to the seller in cash. As of October 30, 2013, there were 19,721,266 Shares outstanding, of which 10,200,000 Shares are owned by subsidiaries of AFG. As a result, this calculation assumes the purchase of 9,521,266 Shares.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by $0.0001288.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
Amount Previously Paid: $36,790.18	Form or Registration No.: Schedule TO
Filing Party: American Financial Group, Inc.	Date filed: February 18, 2014

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☑	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☑	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer

INTRODUCTION

This Amendment No. 11 amends and supplements the Tender Offer Statement filed on Schedule TO (this “Schedule TO”) which relates to the tender offer by Great American Insurance Company (“Purchaser”), an Ohio corporation and a wholly-owned subsidiary of American Financial Group, Inc., an Ohio corporation (“AFG”), to purchase all the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of National Interstate Corporation, an Ohio corporation (“National Interstate”), other than Shares owned by Purchaser, at a purchase price of $30.00 per Share, net to the seller in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated February 21, 2014 (as may be amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached to this Schedule TO as Exhibit (a)(1)(vii), and the related Amended and Restated Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached to this Schedule TO as Exhibit (a)(1)(viii) (which, as amended or supplemented from time to time, together constitute the “Offer”).

The information contained in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by National Interstate with the Securities and Exchange Commission (“SEC”) on February 19, 2014, as amended on March 3, 2014, March 10, 2014 and March 11, 2014 (as may be amended and supplemented from time to time, the “Schedule 14D-9”), and in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein.

1. The disclosure in the Offer to Purchase on page 20 under “Special Factors—Section 16. Financial Forecast” is amended and restated as follows:

“Neither AFG nor Purchaser engaged an advisor to prepare or review any financial forecast for National Interstate.

In the Schedule 14D-9/A filed by National Interstate on March 11, 2014, National Interstate publicly disclosed certain projected financial information (the “Company Projections”), comprised of (i) projected financial statements for 2014-2018, including projected profit and loss statements, projected balance sheets and projected required capital (the “February Projections”) and (ii) initial five year (2014-2018) financial projections that were shared, in the ordinary course with senior executives of the Purchaser and AFG solely in connection with the consideration of a potential acquisition by National Interstate which was ultimately not pursued (the “January Projections”). National Interstate disclosed in its March 11, 2014 Schedule 14D-9/A that the February Projections were provided to D&P in connection with its analysis of the original $28.00 per share offer price (which was subsequently increased to $30.00 per share). For a description of the report delivered by D&P, see “Special Factors—Section 1. Background.”

The complaint in the Spachman Action alleges, among other things, that AFG and Purchaser have engaged in violations of the federal securities laws as a result of failing to disclose the Company Projections.

Neither AFG nor Purchaser took the Company Projections into account in determining to make the Offer, the Offer Price or any other terms of the Offer or the timing of the Offer. AFG’s and Purchaser’s financial analysis (See “Special Factors—Section 4. Position of AFG and Purchaser Regarding Fairness of the Offer—Dividend Discount Analysis—Based on National Interstate’s 2014 Budget”) was based in part on the 2014 National Interstate plan approved by its Board of Directors. National Interstate disclosed in its March 11, 2014 Schedule 14D-9/A that the 2014 portion of the February Projections was based upon a detailed product, investment and cost center expense budget process and was vetted by National Interstate’s management and approved by its Board of Directors.

The Company Projections have been incorporated by reference in this Offer to Purchase for the limited purpose of giving shareholders access to financial projections that were prepared by National Interstate’s management. Investors who review the Company Projections should review the Company Projections subject to the limitations, qualifications, estimates, assumptions and cautionary language set forth in the National Indemnity Schedule 14D-9/A accompanying the Company Projections.

AFG and Purchaser understand that:

•	The Company Projections were prepared for the use of National Interstate’s management and, in the case of the February Projections, use by D&P in connection with its report, and not with a view towards public disclosure;
•	The Company Projections do not consider favorable or unfavorable development from prior years loss reserves; and
•	The Company Projections were based on assumptions concerning National Interstate’s operations and business prospects and other revenue and operating assumptions.

Projected information of the type contained in the Company Projections are forward−looking statements and are based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, including those risks described in National Interstate’s filings with the SEC under the Securities Exchange Act of 1934 and elsewhere in this Offer to Purchase. These uncertainties and contingencies are difficult to predict, and many are beyond the ability of any company to control. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher or lower than those contemplated by the Company Projections.

The incorporation by reference of the Company Projections in this Offer to Purchase should not be regarded as an indication that AFG, Purchaser or their respective representatives considered or consider such data to be a reliable prediction of future events. None of AFG, Purchaser or any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of National Interstate compared to the information contained in the Company Projections described above, and none of them intends to provide any update or revision thereof.”

Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase, dated February 5, 2014 (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(ii)	Letter of Transmittal (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(vi)	Summary Advertisement published in The New York Times on February 5, 2014 (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(vii)	Amended and Restated Offer to Purchase, dated February 21, 2014 (incorporated by reference to the Schedule TO/A, filed on February 21, 2014).
(a)(1)(viii)	Amended and Restated Letter of Transmittal (incorporated by reference to the Schedule TO/A, filed on February 21, 2014).
(a)(1)(ix)	Amended and Restated Notice of Guaranteed Delivery (incorporated by reference to the Schedule TO/A, filed on February 21, 2014).
(a)(1)(x)	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO/A, filed on February 21, 2014).
(a)(1)(xi)	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO/A, filed on February 21, 2014).
(a)(1)(xii)	Solicitation/Recommendation Statement on Schedule 14D-9, dated February 19, 2014 (incorporated by reference to the Schedule 14D-9 filed by National Interstate Corporation on February 19, 2014).
(a)(1)(xiii)	Fairness Opinion of Duff & Phelps, LLC, dated February 17, 2014 (incorporated by reference to Exhibit 99.(a)(12) to the Schedule 14D-9 filed by National Interstate Corporation on February 19, 2014).
(a)(1)(xiv)	Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9, dated March 3, 2014 (incorporated by reference to the Schedule 14D-9/A filed by National Interstate Corporation on March 3, 2014).
(a)(1)(xv)	Letter from counsel to AFG to counsel to Alan R. Spachman, dated March 6, 2014.
(a)(1)(xvi)	Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9, dated March 10, 2014 (incorporated by reference to the Schedule 14D-9/A filed by National Interstate Corporation on March 10, 2014).
(a)(1)(xvii)	Solicitation/Recommendation Statement (Amendment No. 3) on Schedule 14D-9, dated March 11, 2014 (incorporated by reference to the Schedule 14D-9/A filed by National Interstate Corporation on March 11, 2014).
(a)(5)(i)	Press Release, issued by AFG, dated February 5, 2014 (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(5)(ii)	Press Release, issued by AFG, dated February 18, 2014 (incorporated by reference to Amendment No. 1 to the Schedule TO, filed on February 18, 2014).
(a)(5)(iii)	Press Release, issued by AFG, dated March 3, 2014 (incorporated by reference to Amendment No. 7 to the Schedule TO, filed on March 3, 2014).
(a)(5)(iv)	Press Release, issued by AFG, dated March 6, 2014 (incorporated by reference to Amendment No. 9 to the Schedule TO, filed on March 7, 2014).
(b)	None.
(d)	None.
(g)	None.
(h)	None.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2014

AMERICAN FINANCIAL GROUP, INC.

By:	/s/ Karl J. Grafe
Name: Karl J. Grafe
Title: Vice President

GREAT AMERICAN INSURANCE COMPANY

By:	/s/ Stephen C. Beraha
Name: Stephen C. Beraha
Title: Assistant Vice President, Assistant General Counsel and Assistant Secretary

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